Exhibit A

Philippines’ Fastest Growing Mobile Network Provider Once
Again Taps Ceragon for 2G/3G Backhaul Expansion

Paramus, New Jersey, June 14, 2010 - Ceragon Networks (NASDAQ: CRNT) the provider of high-capacity, 4G/LTE-Ready wireless backhaul solutions, announced that Digitel Mobile Philippines will invest an additional $9 million in Ceragon’s mobile backhaul network equipment in an ongoing expansion of Digitel’s 2G/3G cellular services. Digitel, which operates under the brand name of Sun Cellular, is the fastest growing mobile telecommunications provider in the Republic of the Philippines, estimated to be the world's 12th most populous country with over 92 million citizens.

The newest Digitel order represents just one of numerous follow-on orders for Ceragon, a longtime provider of high-capacity wireless backhaul solutions to Digitel. The latest order puts more Ceragon gear behind a pair of expansion and upgrade projects for Digitel’s 2G/3G metro network. The operator’s Manila-Cebu Alternative Backbone project will now deliver 3G services to the southern part of the country employing native IP over long-haul microwave technology, while its North Luzon Backbone Expansion project will bring additional 2G service capacity to the north.

Both projects are part of Digitel’s Ceragon-enabled migration to an all-IP Ethernet backhaul network that will better service the range of data, multimedia applications, and voice on the operator’s expanded network. In turning once again to Ceragon as its backhaul equipment provider of choice, Digitel cited Ceragon’s proven track record in providing highly available, robust, cost-effective, turnkey solutions and services for Digitel.

“Microwave is an ideal approach to quickly and easily setting up the most cost-efficient and consistently reliable backhaul network,” said Patrick Lam, Senior Technical Adviser, of Digitel Mobile Philippines Inc. “Our Ceragon-based backhaul even withstood last year’s devastating typhoon and flooding, making Digitel the only operator able to keep delivering vital telecom services to people in some of the devastated areas of the country.”

“Reliably delivering a demanding range of 3G services and IP-based multimedia applications is a great challenge for operators today,” said Ira Palti, President and Chief Executive Officer of Ceragon. “And with microwave clearly representing the most physically-resilient approach to backhaul, Ceragon looks forward to supporting the high-reliability demands of Digitel’s expanding cellular networks for many years to come.”

Digitel, which has relied on Ceragon for its backhaul network since 2005, purchased a mix of traditional TDM and IP-based systems from Ceragon, including the TDM-based FibeAir 3200T, a high-capacity wireless system; the TDM-based FibeAir 1500R, high-capacity SDH/SONET wireless system; and the FibeAir IP-10, which combines IP and TDM networking for risk-free migration to IP.

The following Ceragon systems are included in the $9 million Digitel deal:

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The FibeAir IP-10 ─ this multi-service system is Ceragon’s next-generation carrier-grade wireless Ethernet solution, combining IP and TDM networking. The system enables risk-free mobile backhaul migration to IP with the highest possible capacities at the lowest overall cost. It feature a powerful integrated Ethernet switch, optional stackable radios with TDM cross-connect for nodal site applications.

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FibeAir 3200T ─ offering increased capacity, long-distance links, simplicity of installation, more robust backbone and long-haul infrastructure, supporting up to 10 high-capacity radios in a single link and providing  backup in the event of equipment failure or degradation on specific frequency channels. The system can be assembled in an all-indoor installation, with the entire system installed in a rack or split-mount installation, with the RFUs (radio Frequency Units) installed near the antenna.

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The FibeAir 1500R ─ a high-capacity SDH/SONET wireless system that answers the need for future-proof efficient wireless networking solution. The system includes a variety of interfaces and can be seamlessly integrated into a variety of networks, and installed in split-mount and all-indoor configurations for long, medium and short-haul transmission with multiple protection schemes.

About Digitel Mobile Philippines Inc.

Digitel Mobile Philippines Inc. (DMPI) is the wireless subsidiary of Digital Telecommunications Philippines Inc. (Digitel), which, in turn, is 47%-owned by JG Summit Holdings. DMPI commercially launched its wireless service operations under the brand name of Sun Cellular on March 2003. Sun Cellular is the country’s fastest growing network with 14 million subscribers supported by its over 5,000 cell sites. It offers the latest in GSM technology, providing voice services, messaging services, outbound and inbound international roaming, and value-added services.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. +972-3-766-6419 yoelk@ceragon.com	Media Contact Rainier Communications 508-475-0025 x150 kquatromoni@rainierco.com